Exhibit 99.1

ASX/Media Release

IMMUTEP ENTERS INTO CLINICAL TRIAL COLLABORATION, SERVICE AND SUPPLY AGREEMENT WITH CYTLIMIC

•	New clinical trial collaboration with CYTLIMIC to test eftilagimod alpha (“efti” or “IMP321”) as part of a cancer peptide vaccine discovered by artificial intelligence

•	Builds on Immutep’s longstanding relationship with CYTLIMIC, which recently reported encouraging data in a Phase I clinical trial with their cancer vaccine product candidate including efti

SYDNEY, AUSTRALIA – 7 January 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), is pleased to announce that it has entered into a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc. (the “Agreements”) for its lead product candidate eftilagimod alpha as part of a cancer vaccine.

The agreements enable the two parties to collaborate on clinical trials to evaluate efti as part of a therapeutic cancer vaccine (a therapy containing cancer antigens to boost a patient’s own immune cells to recognize and kill cancer cells related to the antigens) containing CYTLIMIC’s innovative cancer peptide vaccine, called CYT001.

The trials will be conducted by and are under the control of CYTLIMIC who will fully fund all development costs.

Under the collaboration agreement, Immutep will receive an upfront payment of US$500,000 and is eligible to receive up to US$4.5M in milestone payments upon the achievement of milestones by CYTLIMIC.

This therapeutic cancer vaccine with efti is the third example wherein efti is being evaluated in clinical studies in a combination.

Immutep retains complete exclusivity over its patent rights specifically covering its own clinical development programs and those it is conducting in conjunction with its other collaboration partners evaluating IMP321 in combination with either chemotherapy (AIPAC trial) or PD-1 / PD-L1 immunotherapy (INSIGHT and TACTI trials).

In addition to the collaboration agreement, Immutep has entered into a supply agreement to provide efti to CYTLIMIC for the manufacture of CYT001 for use in the clinical development and commercialisation of the vaccine. The Parties have also entered into a service agreement where Immutep will provide technical support services to CYTLIMIC during the development and commercialisation of CYT001.

Commenting on the Agreements, Immutep CEO Marc Voigt said: “We are very excited to be working alongside CYTLIMIC to help evaluate efti as part of an innovative cancer vaccine that has potential as a new therapy. Efti is generating interest globally. Following the agreements with CYTLIMIC, it is now being evaluated as part of three different combination therapy types: as part of a therapeutic cancer vaccine, as a chemo-immunotherapy and in an IO combination, showing its broad therapeutic potential.”

Commenting on the collaboration, CYTLIMIC President and CEO, Shun Doi, Ph.D. said: “We are delighted with the engagement with Immutep, which will strongly help realize an innovative cancer vaccine-immunotherapy. Our own studies have shown that the combination of LAG-3Ig and Poly IC synergistically boost the efficacy of peptide vaccine, and thus I believe the combination of efti in our vaccine CYT001, which is also unique as an application of artificial intelligence, is an important step to add a new solution in cancer immunotherapy world.”

About CYTLIMIC

CYTLIMIC was established in 2016 by Japanese multinational NEC Corporation (NEC; TSE: 6701) to promote the development and application of therapeutic cancer peptide vaccines discovered using NEC’s advanced artificial intelligence technology. This technology combines machine learning and experimentation to produce a unique immune function prediction tool that is able to quickly and efficiently discover peptides that are reactive to multiple HLA alleles. CYTLIMIC also has unique intellectual properties of a combination of LAG-3 IgG fusion protein and Poly IC to synergistically boost the effect of peptide vaccine antigens. CYTLIMIC’s current lead product candidate CYT001 is a combination of two multiple-HLA peptides for HSP70 and GPC3 antigens, and LAG-3Ig (Eftilagimod Alpha) and Poly ICLC (Holtonol) as vaccine adjuvants.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited +1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com